UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2009	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the First Quarter Fiscal Year 2009

Havant, UK — March 26, 2009 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the first fiscal quarter ended February 28, 2009.  Revenues for the first quarter were $183.9 million, a decrease of 15.3% compared to revenues of $217.1 million for the same period last year.

For the first quarter, GAAP net loss was $16.1 million, or $0.55 per share, compared to GAAP net loss of $2.2 million, or $0.08 per share, in the same period last year. Non-GAAP net loss was $10.8 million, or $0.37 per share, compared to non-GAAP net income of $0.7 million, or $0.03 per share, in the same quarter a year ago (1).

Gross profit margin in the first quarter was 11.4%, compared to 15.1% in the same period last year, primarily due to the reduction in margin in the Networked Storage Solutions division as a result of higher overheads and changes in customer mix.

Revenues from our Networked Storage Solutions products were $165.7 million as compared to $187.8 million in the same quarter a year ago, a decrease of 11.7%. Gross profit margin in the Networked Storage Solutions business was 11.1% as compared to 14.7% a year ago. Revenues from our Storage Infrastructure products were $18.2 million as compared to $29.3 million in the same quarter a year ago, a decrease of 38%. Gross profit margin in the Storage Infrastructure business was 15.2% as compared to 18.9% a year ago.

“The global economic environment has created some challenging business conditions that we are working through with our customers. This led us to take corporate restructuring actions during the quarter which have provided annualized expense savings in excess of 10% compared with 2008. We have now decided to take additional actions during the second quarter which will further reduce annualized expense by 10-15%. This was a very difficult decision, but we believe our actions will best position the company for the future,” said Steve Barber, CEO of Xyratex. “Although visibility remains limited in the near term, I believe there are early signs of market demand stabilizing and that our customers are taking the right actions to position themselves for growth within their respective markets. We remain focused on executing as efficiently and effectively as possible in this uncertain economic environment.”

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Thursday, March 26, 2009 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 783-2140 in the United States and +1 (857) 350-1599 outside of the United States, passcode 45202268. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through April 2, 2009 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 70807235.

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as restructuring costs, the impairment of goodwill and valuation allowance against a deferred tax asset, (d) the related tax effects and (e) the effect of changes in exchange rates on the income tax expense. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred; (c) restructuring costs are not comparable across periods or with other companies and the impairment of goodwill and the valuation allowance against the deferred tax asset are non-recurring,  non-cash and are not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (e) the effect of changes in exchange rates on deferred tax balances is non-cash and is not comparable across periods or with other companies.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,
	February 28,	February 29,
	2009	2008
	(US dollars in thousands, except per share amounts)
Revenues:
Networked Storage Solutions	$165,725	$187,776
Storage Infrastructure	18,160	29,278
Total revenues	183,885	217,054

Cost of revenues	162,993	184,283
Gross profit:
Networked Storage Solutions	18,389	27,599
Storage Infrastructure	2,768	5,526
Equity compensation	(265)	(354)
Total gross profit	20,892	32,771
Operating expenses:
Research and development	18,747	19,279
Selling, general and administrative	13,827	14,979
Amortization of intangible assets	966	1,379
Restructuring costs	3,116	—
Total operating expenses	36,656	35,637
Operating loss	(15,764)	(2,866)
Interest income, net	60	899
Loss before income taxes	(15,704)	(1,967)
Provision for income taxes	424	252
Net loss	$(16,128)	$(2,219)

Net loss per share:
Basic	$(0.55)	$(0.08)
Diluted	$(0.55)	$(0.08)
Weighted average common shares (in thousands), used in computing net loss per share:
Basic	29,236	29,125
Diluted	29,236	29,125

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 28,	November 30,
	2009	2008
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$33,822	$28,013
Accounts receivable, net	86,485	140,879
Inventories	111,602	128,183
Prepaid expenses	3,942	2,746
Deferred income taxes	1,000	1,000
Other current assets	3,561	4,430
Total current assets	240,412	305,251
Property, plant and equipment, net	47,342	47,229
Intangible assets, net	10,196	11,162
Deferred income taxes	8,709	9,545
Total assets	$306,659	$373,187

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$66,392	$111,295
Employee compensation and benefits payable	7,918	9,745
Deferred revenue	5,146	8,386
Income taxes payable	2,927	2,573
Foreign currency contracts	12,001	13,266
Other accrued liabilities	13,282	14,333
Total current liabilities	107,666	159,598
Long-term liabilities	—	—
Total liabilities	107,666	159,598

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 29,459 and 29,146 issued and outstanding	295	291
Additional paid-in capital	366,845	366,067
Accumulated other comprehensive loss	(12,853)	(13,603)
Accumulated deficit	(155,294)	(139,166)
Total shareholders’ equity	198,993	213,589
Total liabilities and shareholders’ equity	$306,659	$373,187

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended,
	February 28,	February 29,
	2009	2008
	(US dollars in thousands)
Cash flows from operating activities:
Net loss	$(16,128)	$(2,219)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	4,493	3,485
Amortization of intangible assets	966	1,379
Non-cash equity compensation	1,530	2,200
Loss on sale of assets	—	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	54,394	20,783
Inventories	16,581	(21,469)
Prepaid expenses and other current assets	(327)	(602)
Accounts payable	(44,903)	(3,299)
Employee compensation and benefits payable	(1,827)	(1,895)
Deferred revenue	(3,240)	(7,018)
Income taxes payable	354	372
Deferred income taxes	1	(125)
Other accrued liabilities	(1,566)	1,596
Net cash provided by (used in) operating activities	10,328	(6,812)

Cash flows from investing activities:
Investments in property, plant and equipment	(4,606)	(4,016)
Net cash used in investing activities	(4,606)	(4,016)

Cash flows from financing activities:
Payments of short-term borrowings	—	—
Repurchases of common shares	—	(2,618)
Proceeds from issuance of shares	87	634
Net cash provided by (used in) financing activities	87	(1,984)
Change in cash and cash equivalents	5,809	(12,812)
Cash and cash equivalents at beginning of period	28,013	70,678
Cash and cash equivalents at end of period	$33,822	$57,866

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended
	February 28,	February 29,
	2009	2008
	(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Loss To Non-GAAP Net Income (Loss)

GAAP net loss	$(16,128)	$(2,219)

Amortization of intangible assets	966	1,379
Equity compensation	1,530	2,200
Restructuring costs	3,116	—
Tax effect of non-GAAP adjustments	(269)	(1,073)
Effect on deferred tax of changes to UK tax rates and exchange rates	—	462

Non-GAAP net income (loss)	$(10,785)	$749

Summary Reconciliation Of Diluted GAAP Loss Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP loss per share	$(0.55)	$(0.08)

Amortization of intangible assets	0.03	0.05
Equity compensation	0.05	0.08
Restructuring costs	0.11	—
Tax effect of other non-GAAP adjustments	(0.01)	(0.04)
Effect on deferred tax of changes to UK tax rates and exchange rates	—	0.02

Diluted non-GAAP earnings (loss) per share	$(0.37)	$0.03

Summary Of Equity Compensation

Cost of revenues	265	354
Research and development	510	708
Selling, general and administrative	755	1,138

Total equity compensation	1,530	2,200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: March 26, 2009	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer